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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. DC 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Avenue, 20th Floor
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Kilb 414-223-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202-5337 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Brian Kilb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landaas & Company Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC JEAN C. BALEY STATE OF WISCONSIN

Signature

Executive Vice President, COO

Title

Jean C. Baley 5/31/04

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

777 East Wisconsin Avenue
Milwaukee, WI 53202

LANDAAS & COMPANY

Financial Report

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

LANDAAS & COMPANY

Table of Contents

These financial statements and the schedule should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Shareholder
Landaas & Company:

We have audited the accompanying statement of financial condition of Landaas & Company (the Corporation) as of December 31, 2002, and the related statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Landaas and Company as of December 31, 2001 were audited by other auditors, who expressed an unqualified opinion on those financial statements in their report dated January 11, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 17, 2003

LANDAAS & COMPANY

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Assets:			
Cash	$	90,780	150,420
Deposit with clearing broker/dealer		25,000	25,000
Commissions receivable		226,741	175,576
Brokers' draws		22,802	45,986
Not readily marketable securities		3,300	3,300
Prepaid expenses		53,196	29,486
Furniture and equipment, net		151,859	186,881
Income taxes receivable and deferred tax asset		9,412	—
Total assets	$	583,090	616,649
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	41,615	67,518
Accrued salary and benefits		110,050	145,077
Accrued taxes other than income		5,060	36
Income tax payable		—	1,620
Total liabilities		156,725	214,251
Commitments and contingencies		—	—
Stockholder's equity:			
Capital stock, $1 par value, authorized 56,000 shares; 1,000 shares issued and outstanding		1,000	1,000
Retained earnings		425,365	401,398
Total stockholder's equity		426,365	402,398
Total liabilities and stockholder's equity	$	583,090	616,649

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Operations and Retained Earnings

Years ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Commissions	$	4,160,284	3,508,872
Advisory fees		180,143	221,554
Interest income		2,481	5,739
Total revenue		4,342,908	3,736,165
Expenses:			
Employee compensation and benefits		3,410,677	2,650,661
Occupancy and rentals		330,959	287,038
Professional fees		240,573	226,469
Advertising and promotion		120,182	119,303
Office supplies and expenses		107,477	92,646
Depreciation		80,470	90,172
Other operating expenses		21,003	16,967
Total expenses		4,311,341	3,483,256
Income before income taxes		31,567	252,909
Income tax provision		7,600	76,010
Net income		23,967	176,899
Retained earnings at beginning of the year		401,398	224,499
Retained earnings at end of the year	$	425,365	401,398

See accompanying notes to financial statements.

LANDAAS & COMPANY

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	23,967	176,899
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation		80,470	90,172
Deferred income taxes		(1,500)	41,510
Increase in commissions receivable		(51,165)	(56,718)
Increase in income taxes receivable		(7,912)	—
Decrease (increase) in brokers' draws		23,184	(23,397)
(Increase) decrease in prepaid expenses		(23,710)	11,204
(Decrease) increase in accounts payable		(25,903)	37,401
Decrease in accrued salaries and benefits		(35,027)	(96,427)
Increase (decrease) in accrued taxes other than income		5,024	(118)
Decrease in income taxes payable		(1,620)	(5,680)
Cash provided by (used for) operating activities		(14,192)	174,846
Cash used for investing activities - purchase of furniture and equipment		(45,448)	(213,994)
Net decrease in cash		(59,640)	(39,148)
Cash at beginning of the year		150,420	189,568
Cash at end of the year	$	90,780	150,420
Supplemental cash flows disclosures:			
Income tax payments	$	18,632	40,034
Interest payments	$	808	729

See accompanying notes to financial statements.

LANDAAS & COMPANY

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

(a) Principal Business Activity

Landaas & Company (the Corporation) was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Corporation became a licensed broker/dealer in securities.

The Corporation operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains, and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis.

(c) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(d) Cash and Cash Equivalents

The Corporation maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the Federally insured limit of $100,000. The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For purposes of the statements of cash flows, the Corporation considers all highly liquid investments with a maturity of 3 months or less when purchased to be cash equivalents.

(e) Securities Owned

Marketable securities are reported at market value. Not readily marketable securities are reported at cost.

(f) Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is calculated by straight-line and accelerated methods over the following estimated useful lives of the related assets.

Furniture and fixtures	5 – 10 years
Office equipment	3 – 5 years

(g) Income Taxes

The Corporation accounts for deferred income taxes using the asset and liability method. Under this method, a current or deferred tax asset or liability is recognized for the current or deferred tax consequences of all events that have been recognized in the financial statements. These consequences are measured based on provisions of enacted tax law to determine the amount of taxes refundable or payable in future years.

(h) Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense was $90,330 and $83,363 for 2002 and 2001, respectively.

(2) Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the Plan) covering substantially all employees. The Corporation's contributions to the Plan and expenses related to the Plan were $39,911 and $36,249 for 2002 and 2001, respectively.

(3) Securities Owned

(a) Marketable

The Corporation owned no marketable securities at December 31, 2002 and 2001.

(b) Not Readily Marketable

The Corporation owns 300 shares of stock in NASDAQ Stock Market, Inc. The stock is recorded at cost, $3,300, which, in management's opinion, approximates estimated market value.

(4) Deposit with Clearing Broker/Dealer

The Corporation is dependent on its clearing broker/dealer, Pershing Correspondents (Pershing), a division of Donaldson, Lufkin & Jenrette Securities Corporation, which is owned by Credit Suisse First Boston Co, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Corporation maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2002 and 2001.

(Continued)

(5) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2002 and 2001:

		2002	2001
Furniture and fixtures	$	311,449	311,449
Office equipment		479,433	433,985
		790,882	745,434
Less accumulated depreciation		639,023	558,553
	$	151,859	186,881

(6) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. The Corporation had net capital, net capital requirements, and net capital ratios of the following at December 31, 2002 and 2001:

		2002	2001
Net capital	$	179,424	130,983
Net capital requirements		50,000	50,000
Net capital ratios		0.87 to 1	1.64 to 1

(7) Lease Commitments

The Corporation leases its office space from an unrelated party under an operating lease that expires April 30, 2007. The monthly base rental was increased to $12,867 effective October 1, 2001 from $12,201 per month, plus additional charges for taxes, electricity, repairs, and maintenance. The Corporation also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31 are as follows:

Years ending December 31:		
2003	$	162,389
2004		161,112
2005		164,576
2006		163,466
2007		54,489
	$	706,032

The total rental expense including real estate taxes and maintenance costs incurred was $265,844 and $216,448 for the years ended December 31, 2002 and 2001, respectively.

(Continued)

(8) Off-balance-sheet Risk and Concentration of Credit Risk

The Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Corporation incurred no losses in 2002 and 2001 due to the inability of customers to fulfill contractual commitments.

(9) Income Taxes

The tax effect of significant temporary differences which result in deferred tax assets and liabilities are as follows:

	2002	2001
Deferred tax liabilities:		
Property and equipment	$ 1,280	—
Deferred tax assets:		
Current items	2,780	—
Other	—	892
Less valuation allowance	—	(892)
Net deferred tax assets	$ 1,500	—

The income tax provision (benefit) for 2002 and 2001 consists of the following:

	2002	2001
Current:		
Federal	$ 5,700	25,000
State	3,400	9,500
Deferred	(1,500)	41,510
	$ 7,600	76,010
Effective tax rate	24.1	30.1

Schedule

LANDAAS & COMPANY

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

Years ended December 31, 2002 and 2001

	2002	2001
Aggregate indebtedness:		
Payables:		
Accounts payable	$ 41,615	67,518
Accrued salary and benefits	110,050	145,077
Accrued taxes other than income	5,060	36
Income taxes payable	—	1,620
Total aggregate indebtedness	156,725	214,251
Excess net capital at 1,500%	168,976	116,700
Excess net capital at 1,000%	163,751	109,558
Ratio of aggregate indebtedness to net capital	0.87 to 1	1.64 to 1
Net capital:		
Stockholder's equity	426,365	402,398
Deductions:		
Petty cash	14	—
Furniture and equipment, net	151,859	186,881
Prepaid expenses	53,196	29,486
Brokers' draws	22,802	45,986
12b-1 fees receivable	6,358	5,762
Not readily marketable securities	3,300	3,300
Income taxes receivable and deferred tax asset	9,412	—
	246,941	271,415
Net capital	179,424	130,983
Minimum required net capital	50,000	50,000
Capital in excess of minimum requirement	$ 129,424	80,983

There were no material variances between this computation under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 at December 31, 2002 and 2001.

See accompanying independent auditors' report.

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control

The Shareholder
Landaas & Company:

In planning and performing our audit of the financial statements of Landaas & Company (the Corporation) for the year ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2003